EXHIBIT 3


                                 March 22, 2000



John L. Morgan
c/o Lindquist & Vennum P.LL.P.
4200 IDS Center
80 South 8th Street
Minneapolis, Minnesota 55402-2205

Dear Mr. Morgan:

         This letter is an agreement between you and Grow Biz International, Inc. (the "Company") regarding your proposal for you, Kirk MacKenzie, Jack Norqual and Rush River Group LLC to acquire from K. Jeffrey Dahlberg approximately 700,000 shares of outstanding capital stock of the Company (the "Proposed Purchase"). Unless otherwise defined herein, each term in this letter agreement for which a definition is provided in the Minnesota Business Corporation Act (Minnesota Statutes, Chapter 302A) shall have such definition.

         You have requested, pursuant to Section 302A.673 of the Minnesota Business Corporation Act, that a committee of disinterested directors approve the Proposed Purchase. In response to your request and in reliance on your obligations under this letter agreement, the committee of disinterested directors has indicated its intention to approve the Proposed Purchase.

         In consideration of such approval, you have agreed to the following:

         1. While your beneficial ownership equals or exceeds 10% of all outstanding shares of common stock of the Company, neither you nor any of your associates or affiliates will effect (or attempt to effect) any business combination without the prior approval of a committee of the board of directors consisting of all disinterested directors.

         2. Because the Company may suffer irreparable harm as a result of any breach of this letter agreement by you, the Company shall be entitled to obtain all available remedies (including without limitation injunctive relief and specific performance) to prevent any actual or threatened breach by you of this letter agreement, without proving any damages or posting any bond or other security. Such remedies are in addition to all other remedies available for breach of an agreement, whether at law or in equity.

         3. This letter agreement may be executed in one or more counterparts, and all such counterparts taken together will constitute one and the same instrument.

                                       Sincerely,

                                       GROW BIZ INTERNATIONAL, INC.

                                       By: /s/ Ronald G. Olson
                                           -------------------------------------
                                       Its: Vice Chairman
                                           -------------------------------------


The undersigned hereby agrees as
set forth above.

/s/ John L. Morgan
--------------------------------
John L. Morgan

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